June 5, 2013

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Russell Mancuso, Esq., Jay Mumford, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Gardner Denver, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed May 28, 2013
File No. 001-13215

Dear Messrs. Mancuso and Mumford:

I am writing on behalf of Gardner Denver, Inc. (“Gardner Denver” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated June 3, 2013 (the “Comment Letter”) relating to the above-referenced amended preliminary proxy statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). Set forth below are Gardner Denver’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Gardner Denver.

Concurrently with this letter, Gardner Denver is filing Amendment No. 3 to the Amended Preliminary Proxy Statement (“Revised and Amended Preliminary Proxy Statement”) which reflects revisions made to the Amended Preliminary Proxy Statement in response to the comments of the Staff as well as general updates to the proxy. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Amended Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised and Amended Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Revised and Amended Preliminary Proxy Statement.

For your convenience, we are emailing to your attention copies of the Revised and Amended Preliminary Proxy, including a copy marked to show the changes from the Amended Preliminary Proxy Statement.

Russell Mancuso, Esq., Jay Mumford, Esq.

June 5, 2013

Background of the Merger, page 31

1.	Please expand your response to the last bullet point of prior comment 4 to provide us your analysis of how an agreement with your former CEO related to a sale of your company is not material.

Response: The Company was not, and is not, a party to any agreement with Mr. Pennypacker with respect to a sale of the Company. As to your question of why the Company does not believe that the acknowledgement referred to in the Staff’s prior comment 4 and the response thereto are material, the Company notes that: (1) such acknowledgment did not alter the rights and obligations between the Company and Mr. Pennypacker (which was reflected in the Waiver and Release Agreement filed with Commission on July 18, 2012); and in fact, expressly provided that the Waiver and Release Agreement will remain in full force and effect and that nothing in the acknowledgment modifies the Waiver and Release Agreement; (2) such acknowledgment did not create any obligation of the Company to Mr. Pennypacker; and (3) the Company had already publicly disclosed in its October 25, 2012 press release that it was pursuing strategic alternatives to enhance shareholder value.

2.

Refer to your revisions in response to prior comment 7. Please provide sufficient information about the nature of the financial sponsor that bid $73 per share and the financial sponsor that bid $75 per share so that your shareholders can understand how the Board concluded that they were in need of additional equity financing, “viewed the business and its value in a way that made it unlikely that they would offer a competitive bid,” or were smaller and had a different transaction history tha[n] the financial sponsors who were invited to proceed to the second round.

Response: The reasons for the Board’s determination to not proceed with the financial sponsor indicating interest at $75 per share included that such financial sponsor had an equity fund approximately 91% smaller than the median fund size of the bidders selected to proceed, and had indicated it would need to locate a co-investor although it had not done so yet, had not made substantial investment in companies similar to the Company, and had not performed the same level of due diligence as had the bidders selected to proceed to the next round. The reasons for the Board’s determination to not proceed with the financial sponsor indicating interest of $73 per share included that such financial sponsor had bid an amount lower than the top end of the range of each other bidder selected to proceed. The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 34 for the revised disclosure.

Russell Mancuso, Esq., Jay Mumford, Esq.

June 5, 2013

3.

Please address that part of prior comment 8 that asked you to disclose when negotiations began. Also, please clarify what you mean by your disclosure on page 41 that the Board “confirmed” the authority. Was the Board confirming the authority to negotiate that someone else provided Mr. Lars[e]n after the Board eliminated that authority on November 12, 2012?

Response: With respect to the Staff’s first question, the Company has been advised by Mr. Larsen and KKR that KKR has not provided a proposal with respect to the terms of a post-transaction employment arrangement with Mr. Larsen and accordingly such negotiations have not begun.

With respect to the Staff’s second question, the Board acted on its own in confirming such authority to engage in negotiations, and was not confirming authority someone else provided.

Opinion of Goldman, Sachs & Co., page 47

4.	If your disclosure does not reflect all of your financial advisor’s analyses, please tell us how you selected which analyses to omit.

Response: The Company has been advised by Goldman Sachs that its disclosure reflects a description of all financial analyses conducted by Goldman Sachs.

Public Trading Multiples Analysis, page 50

5.

Please address that part of prior comment 13 that asked you (1) to clarify why comparison of data based on different dates provides meaningful information and, (2) if the resulting information would have been materially different if all data were from the same date, to provide appropriate disclosure to alert shareholders of the existence of the difference. Also, please clarify (1) what the Public Company Trading Multiples Analysis reveals regarding the consideration to be received by shareholders in the transaction, and (2) the basis for your determination disclosed on page 51 that the analysis is “customary.”

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to pages 51-53 for the revised disclosure.

Russell Mancuso, Esq., Jay Mumford, Esq.

June 5, 2013

Illustrative Discounted Cash Flow Analysis, page 52

6.

Please address that part of comment 14 that asked you to tell us whether your proxy statement disclosure of projections includes all of your projections that the financial advisor used in preparing its analyses.

Response: Goldman Sachs has advised the Company that the Updated Forecasts are the only projections used by Goldman Sachs in performing its analyses, and the disclosure on page 56 of the Proxy Statement has been modified accordingly.

7.	Refer to your response to prior comment 15:

•

We note your added disclosure on page 53 that the net debt was based on the updated forecasts. Please show us how your disclosure regarding the updated forecasts provides information about your net debt.

Response: The Company has included net debt calculations for the years 2013 through 2017. Please refer to page 58 for the revised disclosure.

•

We note your revised disclosure here and elsewhere in your document that your financial advisor selected multiples based on its judgment taking into account other multiples. If the multiples that the financial advisor selected differed materially from the multiples that it “took into account,” please ensure that the existence of such a difference is clear from your disclosure.

Response: The Company respectfully advises that the multiples Goldman Sachs selected with respect to the “Illustrative Present Value of Future Share Price Analysis” and the “Illustrative Discounted Cash Flow Analysis” did not differ materially from the multiples Goldman Sachs “took into account.” Please refer to page [—] for the revised disclosure.

***

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (610) 249-2005.

Very truly yours, GARDNER DENVER, INC.

By:	/s/ Brent A. Walters
	Name:	Brent A. Walters, Esq.
	Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Michael M. Larsen
Stephen F. Arcano, Esq.
Richard J. Grossman, Esq.